Exhibit 99.1

Press Release

CADELER A/S files Annual Report on Form 20-F

Cadeler announces that on 26 March 2024 it filed its Annual Report on Form 20-F for the year ended 31 December 2023 with the U.S. Securities and Exchange Commission.

A copy of the Form 20-F is available through the Investors section of Cadeler’s website and also online at www.sec.gov.

Shareholders can receive hard copies of the complete audited financial statements free of charge upon request. Printed copies of the 2023 Annual Report on Form 20-F can be requested from Investor Relations by email to Cadeler investorrelations@cadeler.com.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Karen Roiy

Vice President - Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com